UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 5

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.

(Name of Subject Company (Issuer))

COLOMBIA ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ASCENA RETAIL GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

David R. Jaffe

President and Chief Executive Officer

Ascena Retail Group, Inc.

Colombia Acquisition Corp.

30 Dunnigan Drive

Suffern, New York 10901

(845) 369-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julie M. Allen, Esq.

Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$896,688,836 (1)	$102,761 (2)

(1)	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 121,998,481 shares of Charming Shoppes, Inc. common stock (representing the shares of common stock outstanding, in-the-money options and shares of common stock subject to restricted stock units or other awards, in each case, as of May 10, 2012) by $7.35 per share, which is the offer price.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012, issued September 29, 2011, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$102,761	Filing Party:	Colombia Acquisition Corp. and Ascena Retail Group, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 15, 2012, as amended and supplemented by Amendment No. 1 filed on May 23, 2012, Amendment No. 2 filed on May 24, 2012, Amendment No. 3 filed on May 29, 2012 and Amendment No. 4 filed on May 30, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), by Ascena Retail Group, Inc., a Delaware corporation (“Parent”), and Colombia Acquisition Corp., a Pennsylvania corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a purchase price of $7.35 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Item 11.	Additional Information.

The section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” is hereby amended and supplemented by amended and restating such section as follows:

“Litigation Related to the Merger. On May 4, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Pamela Kraus v. Charming Shoppes, Inc., et al., No. 2012-04154, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Kraus Complaint”). The Kraus Complaint purports to assert claims derivatively on behalf of the Company and names as defendants the members of the Company Board, as well as the Company and Parent. The Kraus Complaint alleges, among other things, that the Company Board breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent aided and abetted those alleged breaches of fiduciary duty. The Kraus Complaint further alleges that the Company Board engaged in abuse of control and gross mismanagement by entering into the Merger Agreement. The Kraus Complaint also alleges that the Offer and Merger involve an unfair and self-serving sales process with preclusive deal protection devices, and that the members of the Company Board agreed to the transactions to benefit themselves personally. The Kraus Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

On May 4, 2012, the Company received a letter from counsel for Mario Lamanna (the “Demand Letter”) demanding that the Company Board commence an action on behalf of the Company against the individual members of the Company Board for breaches of fiduciary duty arising out of allegedly wrongful conduct in connection with the Offer and the Merger. Specifically, the Demand Letter asserts that the members of the Company Board breached their duties of loyalty, care, good faith and/or candor by causing and/or allowing the Company to be acquired by Parent for inadequate consideration and by failing to adequately shop the Company before the transaction. The Demand Letter also alleges that the members of the Company Board agreed to the Offer to benefit themselves personally, approved improper deal protection devices and ignored or failed to protect against conflicts of interest.

On May 7, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Philip E. Ricciardi v. Charming Shoppes, Inc., et al., No. 2012-04154, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Ricciardi Complaint”). The Ricciardi Complaint purports to assert both direct and derivative claims and names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The Ricciardi Complaint alleges, among other things, that the Company Board breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The Ricciardi Complaint further alleges that the Company Board engaged in self-dealing and corporate waste by entering into the Merger Agreement. The Ricciardi Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

On May 14, 2012, the Company received a letter dated May 8, 2012, from counsel for Phillip E. Ricciardi (the “Ricciardi Demand Letter”) demanding that the Company Board conduct an investigation and commence an action on behalf of the Company against the individual members of the Company Board for breaches of fiduciary duty arising out of allegedly wrongful conduct in connection with the Offer and the Merger. The Ricciardi Demand Letter refers to the allegations set forth in the Ricciardi Complaint.

On May 8, 2012, a Verified Class Action and Shareholder Derivative Complaint captioned Mario Lamanna v. Charming Shoppes, Inc., et al., No. 2012-04275, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Lamanna Complaint”). The Lamanna Complaint purports to assert both direct and derivative claims and names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The Lamanna Complaint alleges, among other things, that the Company Board engaged in waste of corporate assets and breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. Specifically, the Lamanna Complaint asserts that the Company Board wrongfully allowed or caused the Company to be acquired by Parent for unfair and inadequate consideration. The Lamanna Complaint further alleges that the Company Board failed to take steps to maximize the value of the Company to its public shareholders, failed to properly value the Company and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Lamanna Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that the members of the Company Board agreed to the transactions to benefit themselves personally. As to the Company Board’s rejection of the Demand Letter, the Lamanna Complaint alleges the Company Board’s rejection was unreasonable, not in good faith, and not protected by the business judgment rule. The Lamanna Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 9, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Robert Steinfeld v. Charming Shoppes, Inc., et al., No. 2012-04284, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Steinfeld Complaint”). The Steinfeld Complaint purports to assert claims derivatively on behalf of the Company and names as defendants the members of the Company Board, as well as the Company and Parent. The Steinfeld Complaint alleges, among other things, that the Company Board breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent aided and abetted those alleged breaches of fiduciary duty. The Steinfeld Complaint further alleges that the Company Board engaged in abuse of control and gross mismanagement by entering into the Merger Agreement. The Steinfeld Complaint also alleges that the Offer and Merger involve an unfair and self-serving sales process with preclusive deal protection devices, and that the members of the Company Board agreed to the transaction to benefit themselves personally. The Steinfeld Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

On May 22, 2012, a Verified Class Action and Shareholder Derivative Complaint captioned John Vineyard v. Charming Shoppes, Inc., et al., No. 2012-04715, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Vineyard Complaint”). The Vineyard Complaint purports to assert both direct and derivative claims and names as defendants the members of the Company Board, the Company, Parent and Purchaser. The Vineyard Complaint alleges, among other things, that the Company Board engaged in waste of corporate assets and breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent and Purchaser aided and abetted those alleged breaches of fiduciary duties. Specifically, the Vineyard Complaint asserts that the Company Board wrongfully allowed or caused the Company to be acquired by Parent for unfair and inadequate consideration. The Vineyard Complaint further alleges that the Company Board failed to take steps to maximize the value of the Company to its public shareholders, failed to properly value the Company and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Vineyard Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that the members of the Company Board agreed to the transactions to benefit themselves personally. In addition, the Vineyard complaint alleges that the defendants disseminated a materially false and misleading Schedule 14d-9. The Vineyard Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 23, 2012, an Individual and Class Action Complaint captioned Judith Nadler v. Charming Shoppes, Inc., et al., No. 2:12-cv-02838-HB, was filed in the United States District Court for the Eastern District of Pennsylvania (the “Federal Action”). The complaint in the Federal Action names as defendants the Company and the members of the Company Board. The complaint in the Federal Action alleges, among other things, that defendants disseminated a Schedule 14d-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading, or engaged in deceptive or manipulative acts or practices. The complaint in the Federal Action also alleges that the Offer and the Merger are on terms that are fundamentally unfair. The Federal Action seeks injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 23, 2012, by agreement of the parties, a Stipulation and Order Regarding Consolidation of Related Actions and Appointment of Lead Counsel was filed with the Court of Common Pleas, Bucks County, Pennsylvania with regard to the actions described in the Kraus Complaint, the Ricciardi Complaint, the Lamanna Complaint, the Steinfeld Complaint and the Vineyard Complaint. The court approved the order on May 24, 2012, which consolidated these proceedings before the Court of Common Pleas, Bucks County, Pennsylvania, into a single case captioned In Re Charming Shoppes, Inc. Derivative and Class Action Litigation, No. 2012-04154 (the “Consolidated Action”). Also on May 24, 2012, the plaintiffs in the Consolidated Action filed a Verified Amended Class Action and Derivative Complaint (the “Amended Complaint”) that purports to assert both direct and derivative claims and names as defendants the members of the Company Board, the Company, Parent and Purchaser. The Amended Complaint alleges, among other things, that the Company’s directors engaged in waste of corporate assets and breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent and Purchaser aided and abetted those alleged breaches of fiduciary duties. Specifically, the Amended Complaint asserts that the Company’s directors wrongfully allowed or caused the Company to be acquired by Parent for unfair and inadequate consideration. The Amended Complaint further alleges that the Company’s directors failed to take steps to maximize the value of the Company to its public shareholders, failed to properly value the Company and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Amended Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that the Company’s directors agreed to the transactions to benefit themselves personally. In addition, the Amended Complaint alleges that the Schedule 14d-9 was materially false and misleading. The Amended Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief.

The defendants named in the Consolidated Action and the Federal Action (collectively, the “Defendants”) believe that the Consolidated Action and the Federal Action are entirely without merit, and that they have valid defenses to all claims raised by Judith Nadler and the plaintiffs named in the Consolidated Action (collectively, the “Plaintiffs”). Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of the Plaintiffs’ claims, to avoid the costs, disruption and distraction associated with such litigation, on May 31, 2012, the Defendants entered into a Memorandum of Understanding (“MOU”) with the Plaintiffs. Under the MOU, the Plaintiffs and the purported class of Company shareholders they represent agreed to negotiate and present a final stipulation of settlement to the court presiding over the Consolidated Action which provides for the dismissal with prejudice of the Consolidated Action and the Federal Action and the discharge and release of the Defendants, their agents, advisors and certain affiliated parties from and against all direct, derivative, legal or equitable claims, known and unknown, that are based on, arise out of or relate in any way, directly or indirectly, to the allegations and claims in the Consolidated Action, the Federal Action, the Merger, the Offer and the other transactions contemplated by the Merger Agreement (collectively with the Offer and the Merger, the “Contemplated Transactions”), the negotiations and deliberations related to the Merger Agreement, the various public filings relating to the Contemplated Transactions and certain other potential legal or equitable claims described more fully in the MOU. In exchange for such settlement and release, the parties agreed, after arm’s length discussions between and among the Defendants and Plaintiffs, that the Company would include additional supplemental disclosures in the Schedule 14d-9 (such disclosures, as well as disclosures not sought by Plaintiffs, being set forth in Amendment No. 4 to the Schedule 14d-9 filed with the SEC on June 1, 2012), although the Company and the other Defendants do not make any admission that such additional supplemental disclosures are material as a matter of law or in the context of a shareholder’s decision to tender Shares into and accept the Offer. After reaching agreement on the substantive terms of the MOU, the parties also agreed that they would attempt to reach an agreement as to an amount of attorneys’ fees and expenses that the Company, or its successor, will pay to Plaintiffs’ counsel. If the parties are not able to agree on the amount of fees payable to Plaintiffs’ counsel within two weeks of executing the MOU, then Plaintiffs’ counsel will seek an award of attorneys’ fees and expenses from either the court presiding over the Consolidated Action or the court presiding over the Federal Action, but not both. If agreement is reached on the amount of attorneys’ fees and expenses payable to Plaintiffs’ counsel, Plaintiffs’ counsel will seek an award of attorneys’ fees and expenses and the Company, or its successor, will pay an amount decided by the court, not to exceed the agreed upon amount. Defendants reserved their right to contest the amount of fees and expenses sought by Plaintiffs’ counsel. The settlement is also contingent upon, among other things, consummation of the Contemplated Transactions and the approval of the Court of Common Pleas, Bucks County, Pennsylvania. The MOU recognizes, among other things, that the parties will cooperate and use their best efforts to execute a Stipulation of Settlement and present the Stipulation of Settlement and such other documentation as may be required by the court within 30 days from the date of the MOU in order to obtain court approval of the settlement.

The MOU provides that the Defendants deny that they committed any violation of law or breach of duty or acted improperly in any way, and they believe that they acted properly at all times and that the Consolidated Action and the Federal Action have no merit, but wish to settle the Consolidated Action and the Federal Action in order to avoid the costs, disruption and distraction of further litigation.

Any settlement will not affect the amount of the Offer Price or the Merger Consideration. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court of Common Pleas, Bucks County,

Pennsylvania will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the MOU may be terminated. In the event that the MOU is not approved and the conditions described above are not satisfied, the Defendants will continue to vigorously defend the Consolidated Action and the Federal Action.

This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU, which is filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.”

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(d)(5)	Memorandum of Understanding, In Re Charming Shoppes, Inc. Derivative and Class Action Litigation, No. 2012-04154, dated May 31, 2012.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2012

COLOMBIA ACQUISITION CORP.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

ASCENA RETAIL GROUP, INC.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

Exhibit	Exhibit Name

(a)(1)(A)*	Offer to Purchase dated May 15, 2012.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release, dated May 2, 2012, issued by Parent and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(B)	Internal Announcement to Employees of Parent, dated May 2, 2012, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Parent, held on May 2, 2012, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(D)	Presentation by David R. Jaffe, President and Chief Executive Officer of Parent, to Employees of the Company, on May 2, 2012, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(E)	Presentation by David R. Jaffe, President and Chief Executive Officer of Parent, to Employees of Parent, on May 3, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, on May 3, 2012.

(a)(5)(F)*	Summary Newspaper Advertisement as published in The Wall Street Journal on May 15, 2012.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of May 1, 2012, by and among the Company, Parent and Purchaser, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on May 2, 2012.

(d)(2)*	Confidentiality Agreement dated as of December 15, 2011, by and between the Company and Parent, as supplemented by the Confidentiality Agreement Addendum dated as of March 26, 2012, by and among the Company, Parent and Opus Law Group PLLC.

(d)(3)*	Letter Agreement regarding Exclusivity dated as of April 26, 2012, by and between the Company and Parent, as modified by the Letter Agreement regarding Exclusivity dated as of April 27, 2012.

(d)(4)*	Amended and Restated Commitment Letter dated as of May 11, 2012, from JPMorgan Chase Bank, N.A. and Bank of America, N.A. to Parent.

(d)(5)	Memorandum of Understanding, In Re Charming Shoppes, Inc. Derivative and Class Action Litigation, No. 2012-04154, dated May 31, 2012.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on May 15, 2012 as an exhibit to the Schedule TO.